SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

August 7th, 2007

JULY 2007 TRAFFIC

Passenger activity

➢	Strong passenger traffic, with a one point rise in load factor to 86.2% and further progress in unit revenue excluding currency impact

Cargo

➢	Confirmation of the rebound seen in June

Passenger activity

In July 2007, Air France-KLM posted dynamic activity levels with a 6.8% rise in traffic, with capacity up 5.6%. The load factor gained one point to reach 86.2%. The Group carried over 7.2 million passengers (+4.6%). The yield improved further in spite of an adverse currency impact.

-	On the Americas network capacity increased by 11.8% and traffic by 10.5%, and the load factor therefore remained at a high level of 89.3% (-1 point).

-	The Asian network recorded a 8.4% rise in traffic, with capacity up 8.0%. The load factor slightly improved to 89.9% (0.3 points).

-	On the Africa & Middle-East network capacity increased only slightly by 1.3% while traffic was up strongly by 8.2%. The load factor therefore gained 5.4 points to 85.1%.

-	On the Caribbean & Indian Ocean network, the decrease in traffic was limited to 2.8%, with a 5.4% reduction in capacity. The load factor improved therefore by 2.3 points to 87.8%.

-	The European network saw traffic up by 3.7% and capacity by 3.0%. The load factor improved by 0.6 points to reach 78.1%.

Cargo activity

For the second consecutive month, traffic improved strongly (+6.9%), in particular on the Asian, Caribbean & Indian Ocean networks, with a 2.4% rise in capacity. The load factor gained 2.7 points to 65.4%.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	July			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Passengers carried (000s)	7,164	6,848	4.6%	26,489	25,899	2.3%
Revenue pax-kilometers (RPK)	19,752	18,489	6.8%	71,319	68,085	4.7%
Available seat-kilometers (ASK)	22,919	21,703	5.6%	86,296	82,544	4.5%
Load factor (%)	86.2%	85.2%	1.0	82.6%	82.5%	0.2

Europe (including France)
Passengers carried (000s)	4,969	4,801	3.5%	18,634	18,378	1.4%
Revenue pax-kilometers (RPK)	4,059	3,913	3.7%	14,919	14,573	2.4%
Available seat-kilometers (ASK)	5,200	5,049	3.0%	20,114	19,454	3.4%
Load factor (%)	78.1%	77.5%	0.6	74.2%	74.9%	(0.7)

America (North and South)
Passengers carried (000s)	930	848	9.7%	3,344	3,128	6.9%
Revenue pax-kilometers (RPK)	6,822	6,171	10.5%	24,598	22,809	7.8%
Available seat-kilometers (ASK)	7,637	6,830	11.8%	28,060	25,577	9.7%
Load factor (%)	89.3%	90.4%	(1.0)	87.7%	89.2%	(1.5)

Asia / Pacific
Passengers carried (000s)	491	455	8.1%	1,818	1,707	6.5%
Revenue pax-kilometers (RPK)	4,244	3,915	8.4%	15,705	14,787	6.2%
Available seat-kilometers (ASK)	4,722	4,372	8.0%	18,109	17,033	6.3%
Load factor (%)	89.9%	89.6%	0.3	86.7%	86.8%	(0.1)

Africa / Middle East
Passengers carried (000s)	493	455	8.4%	1,731	1,694	2.2%
Revenue pax-kilometers (RPK)	2,586	2,390	8.2%	9,072	8,789	3.2%
Available seat-kilometers (ASK)	3,038	2,998	1.3%	11,515	11,691	(1.5%)
Load factor (%)	85.1%	79.7%	5.4	78.8%	75.2%	3.6

Caribbean / Indian Ocean
Passengers carried (000s)	280	290	(3.5%)	963	992	(2.9%)
Revenue pax-kilometers (RPK)	2,040	2,099	(2.8%)	7,026	7,128	(1.4%)
Available seat-kilometers (ASK)	2,323	2,455	(5.4%)	8,497	8,788	(3.3%)
Load factor (%)	87.8%	85.5%	2.3	82.7%	81.1%	1.6

Cargo activity (in millions)
	July			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Revenue tonne-km (RTK)	974	911	6.9%	3,747	3,641	2.9%
Available tonne-km (ATK)	1,489	1,454	2.4%	5,619	5,579	0.7%
Load factor (%)	65.4%	62.6%	2.7	66.7%	65.3%	1.4

Europe (including France)
Revenue tonne-km (RTK)	7	7	1.9%	30	27	9.6%
Available tonne-km (ATK)	50	51	(0.1%)	196	193	1.7%
Load factor (%)	14.0%	13.7%	0.3	15.1%	14.0%	1.1

America (North & South)
Revenue tonne-km (RTK)	311	314	(1.0%)	1,207	1,222	(1.3%)
Available tonne-km (ATK)	496	486	2.2%	1,838	1,854	(0.9%)
Load factor (%)	62.6%	64.6%	(2.0)	65.7%	65.9%	(0.2)

Asia / Pacific
Revenue tonne-km (RTK)	507	455	11.4%	1,907	1,825	4.5%
Available tonne-km (ATK)	680	674	0.9%	2,590	2,606	(0.6%)
Load factor (%)	74.5%	67.5%	7.0	73.6%	70.0%	3.6

Africa / Middle East
Revenue tonne-km (RTK)	106	91	16.2%	422	375	12.7%
Available tonne-km (ATK)	173	157	10.4%	666	603	10.4%
Load factor (%)	61.4%	58.4%	3.0	63.4%	62.1%	1.3

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	43	43	(1.8%)	182	192	(5.5%)
Available tonne-km (ATK)	89	87	2.5%	330	323	2.2%
Load factor (%)	47.7%	49.7%	(2.1)	55.0%	59.5%	(4.5)

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: August 7, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations